UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ANORMED, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

035910108
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 19th Floor New York, NY 10021 (212) 521-2418
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 035910108	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 035910108	Page 3 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,436,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 4 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 4.  Purpose of Transaction.

On February 2, 2006 the Company announced that it had constituted a Special Committee of the Board of Directors to consider the matters raised by the requisition for a shareholders’ meeting that had been filed by the Reporting Persons, called a Special Meeting of Shareholders to be held on April 11, 2006 and adopted a Shareholder Rights Plan. Subsequently, the Company announced at a conference call on February 7, 2006 that the Special Committee will “also be taking the opportunity to evaluate the Company’s current strategy and direction and review alternatives that may be available.”

The Reporting Persons have told the Company that they object to the expansion of the mandate of the Special Committee beyond responding to the requisition. Accordingly, they have objected to the adoption of the Shareholder Rights Plan and to the exclusion of Dr. Baker from full participation in the evaluation of the Company’s strategy and direction as a flagrant violation of good corporate governance. A copy of Dr. Baker’s letter to David Scott, dated February 9, 2006, setting out these objections is attached as Exhibit 2 to this Amendment No. 4.

Dr. Baker has been contacted by David Scott and Colin Mallet on behalf of the Special Committee to discuss possible changes in the directors of the Company. They have suggested that the Special Committee and Dr. Baker should agree upon a slate of directors to be nominated for election at the next shareholders’ meeting, but they have not responded to Dr. Baker’s request for an explanation of their views with respect to the slate proposed by Dr. Baker. As a result, it is not possible at this time to determine whether these discussions will result in any agreement between Dr. Baker and the Special Committee.

Item 7.  Material To Be Filed as Exhibits.

Exhibit 1	Agreement regarding the joint filing of this statement.

Exhibit 2	Letter dated February 9, 2006 from Felix Baker to David Scott.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 5 of 5 Pages